Exhibit 10.52

CHAIRMAN’S AGREEMENT

THIS CHAIRMAN’S AGREEMENT (“Agreement”) is made as of the 27th day of April, 2004 between CONSOL Energy, Inc., 1800 Washington Road, Pittsburgh, Pennsylvania 15241, a Delaware corporation (the “Company”), and JOHN WHITMIRE, an individual, of Houston, Texas (“Mr. Whitmire”).

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	BACKGROUND

Mr. Whitmire has served as the non-executive Chairman of the Company’s Board of Directors (“Board”) since March 3, 1999 and, in such role, has made and is expected to continue to make major contributions to the short- and long-term profitability, growth and financial strength of the Company. Mr. Whitmire is currently provided compensation for his services as Chairman in accordance with a letter agreement dated as of February 22, 1999 between Mr. Whitmire and J. Brett Harvey on behalf of the Board (“Letter Agreement”). The Company and Mr. Whitmire are entering into this Agreement to more formally and completely document Mr. Whitmire’s duties and responsibilities as Chairman, and his compensation arrangements for his services as Chairman.

2.	TERM OF SERVICE AS NON-EXECUTIVE CHAIRMAN OF THE BOARD.

Mr. Whitmire’s term of service as Chairman hereunder (the “Service Period”) shall commence as of the date of the organizational meeting of the Board that follows the Company’s 2004 annual meeting of shareholders (“Effective Date”) and shall continue until the earlier of (i) the date on which he ceases to serve as a member of the Board for any reason (including, without limitation, retirement from the Board pursuant to any retirement plan or policy for Board members maintained by the Company, death, disability or incapacity, resignation, or removal by the Board) or (ii) the date on which he ceases to serve as Chairman, while remaining (with his agreement) a member of the Board. For purposes hereof, the term “Service Year” shall mean each approximately 12-month period during the Service Period commencing on the date of the organizational meeting of the Board that follows the Company’s annual meeting of shareholders and ending on the day before the next such succeeding organizational meeting, with the initial Service Year beginning on the Effective Date.

3.	DUTIES.

(a)    During the Service Period, Mr. Whitmire shall serve as the non-executive Chairman of the Board of Directors of the Company and shall have the duties, responsibilities and authority of such position, as set forth in the Bylaws of the Company and in the description of duties attached to this Agreement as ATTACHMENT A, subject to the power of the Board of Directors to expand or limit such duties, responsibilities and authority.

(b)    Mr. Whitmire shall devote reasonable time and efforts in the discharge of his duties and, among other things, shall use his best efforts to attend each and every meeting of the Board of Directors and of any committee of the Board on which he serves. Mr. Whitmire shall perform his duties and responsibilities under this Agreement to the best of his abilities in a diligent, trustworthy, businesslike and efficient manner.

(c)    For purposes of this Agreement, it is understood that Mr. Whitmire is a director of the Company, but he is not an employee of the Company.

4.	COMPENSATION.

(a)    For serving as Chairman during the Service Period, Mr. Whitmire shall be paid cash compensation in quarterly installments at the rate of $100,000 per annum, which amount shall be payable in accordance with the Company’s general practices for payments to its outside directors.

(b)    In addition, Mr. Whitmire shall receive for each Service Year during the Service Period a grant of shares of common stock of the Company having a fair market value, on the date of grant, equal to $225,000. Such stock shall be fully vested and nonforfeitable when granted. If Mr. Whitmire so elects, in accordance with such procedures as may be established by the Company, he shall, in lieu of such grant, be credited with equivalent vested stock units payable in the form of shares of Company common stock at the end of the agreed deferral period. During the period of deferral, Mr. Whitmire shall also be credited with dividend equivalent amounts on such stock units equal to the dividends declared on an equivalent number of shares of Company common stock, with such dividend equivalent amounts being deemed to have been reinvested in additional stock units to be credited to Mr. Whitmire and paid out at the end of the applicable deferral period. .

(c)    In addition, Mr. Whitmire shall receive for each Service Year during the Service Period a grant of nonqualified options to acquire Company common stock having a fair market value at the date of grant (as determined in good faith by the Compensation Committee of the Board) in an amount equal to $25,000. Such options shall (i) have an exercise price equal to the fair market value of the Company’s common stock on the date of grant, (ii) be fully vested and exercisable upon the date of grant, and (iii) shall otherwise be granted under and shall be subject to the terms of the Consol Energy Inc. Equity Incentive Plan and any grant agreement evidencing such grant.

(d)    In addition, the Company shall provide clerical support to Mr. Whitmire at his office in Houston, Texas, at an annual cost not to exceed $30,000. In addition, the Company shall reimburse Mr. Whitmire for all reasonable and necessary expenses incurred by him in the course of performing his duties under this Agreement which are consistent with the Company’s policies in effect from time to time with respect to reimbursement of travel and other business expenses of Directors of the Company.

(e)    The compensation set forth above shall be in lieu of any and all cash, equity or other compensation to which Mr. Whitmire would otherwise be entitled during the Service Period as a member of the Board (including, without limitation, retainers, committee fees and meeting fees).

5.	TERMINATION OF SERVICE.

Mr. Whitmire’s service as Chairman (and the Service Period hereunder) may be terminated by either Mr. Whitmire or the Company, with or without “cause” (as hereinafter defined), on at least ninety (90) days’ prior written notice to the other or at any time by mutual consent of the parties; PROVIDED that such notice of removal by the Company shall not be required if such removal is effected by means of the Board’s failure in any annual definitive proxy statement to nominate Mr. Whitmire to serve as Chairman for another Service Year (with his removal as Chairman in such case to be effective as of the day before the relevant organizational meeting of the Board); and PROVIDED FURTHER, that the Service Period shall terminate immediately and automatically upon Mr. Whitmire’s death, or upon his permanent disability or incapacity (as determined by the Board in its good faith judgment). In the event that Mr. Whitmire terminates his service as Chairman, such termination shall, unless the Board expressly agrees otherwise, serve also to terminate simultaneously his service as a member of the Board.

6.	COMPENSATION ON TERMINATION OF SERVICE AS CHAIRMAN.

In the event that Mr. Whitmire’s service as Chairman terminates other than for “cause” (as hereinafter defined) during a Service Year, then he shall thereafter receive no additional cash compensation hereunder, but he shall be entitled to retain his entire grant of stock and options for the Service Year in which termination occurs. If, following such termination, Mr. Whitmire remains on the Board, then he shall thereafter be entitled to such compensation as is provided by the Company to its directors under any relevant Company policy, plan or program for director compensation; provided, that for the remainder of such Service Year, Mr. Whitmire shall not be entitled to any additional stock or option grant by virtue of such non-Chairman Board service. In the event that Mr. Whitmire’s service as Chairman (and tenure on the Board) terminates for “cause” during a Service Year, then Mr. Whitmire shall receive no additional cash compensation hereunder, and in addition, he shall be required promptly to return to the Company a pro-rated amount of the stock he was granted as compensation hereunder for the remainder of such Service Year, and a pro-rated amount of his options granted for such Service Year shall be cancelled and shall no longer be exercisable thereafter (or, to the extent such options have been exercised, the stock received upon exercise shall be returned to the Company and his exercise price refunded). In the event that Mr. Whitmire has sold any of the Company stock he would be required to return under the preceding sentence, he shall be required promptly to return to the Company the proceeds of such sale (net of the exercise price paid for stock obtained upon exercise of options). For purposes of this Agreement, “cause” means a determination by the Board (excluding the Chairman) that the Chairman has committed any of the following acts: (i) the Chairman has been convicted of a criminal violation involving fraud, embezzlement or theft in connection with his duties with the Company; or (ii) the Chairman has committed intentional wrongful disclosure of secret processes or confidential information of the Company or any Subsidiary, has intentionally violated any express provision of the Company’s code of conduct for directors (as in effect on the date of this Agreement), or has intentionally failed or refused to perform any of his duties as Chairman; and any such act or omission has been demonstrably and materially harmful to the Company; provided, that an act or omission on the part of the Chairman will not be deemed “intentional” if it was due primarily to an error in judgment or negligence, but will be deemed “intentional” if done by the Chairman not in good faith and without reasonable belief that the Chairman’s action was in the best interest of the Company.

7.	NOTICES.

For all purposes of this Agreement, all communications, including without limitation notices, consents, requests or approvals, required or permitted to be given hereunder will be in writing and will be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof orally confirmed by the recipient), or five (5) business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or three (3) business days after having been sent by a nationally recognized courier service for overnight/next-day delivery, such as FedEx, UPS, or the United States Postal Service, addressed to the Company (to the attention of the Chief Executive Officerof the Company) at its principal executive office and to the Chairman at his principal residence, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address will be effective only upon receipt.

8.	COMPLETE AGREEMENT.

This Agreement and those documents expressly referred to herein embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way (including, without limitation, the Letter Agreement).

9.	COUNTERPARTS.

This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

CONSOL ENERGY, INC.

By:

Name: J. Brett Harvey

Title: Chief Executive Officer/Board Member

By:

Name: William P. Powell

Title: Chair, Compensation Committee

By:

Name: Patricia A. Hammick

Title: Chair, Nominating and Corporate Governance Committee

JOHN WHITMIRE

ATTACHMENT A

•	Provide leadership to the Board of Directors for the development, implementation and monitoring of near- and long-term strategic plans for the corporation.

•	Establish procedures to govern the Board of Directors’ work.

•	Schedule Board meetings and work with committee chairs to coordinate the schedule for meetings.

•	Ensure the proper flow of information to the Board, reviewing the adequacy and timing of documentary materials in support of management’s proposals.

•	Oversee the preparation and distribution of proxy materials to stockholders.

•	Organize and present the agenda for all Board meetings with input from the Directors.

•	Act as liaison between Board and management.

•	Working with the Nominating and Corporate Governance Committee, ensure proper committee structure, including assignment of members and committee chairs (including, without limitation, ensuring that such appointments meet all applicable qualification and independence requirements under applicable law or NYSE listing requirements).

•	Ensure the Board fully discharges its duties; strive to optimize the performance of the Board and all its committees.

•	Ensure adequate lead time for effective study and discussion of business under consideration.

•	Consult periodically with the CEO to obtain such information concerning the Company’s business, operations and strategic plans as may be necessary for Board to discharge its duties.

•	Conduct executive sessions of the Board; prepare agenda for the same, after consultation with other Directors.

•	Facilitate discussions of the Board regarding corporate strategy and critical issues facing the Company.

•	Along with the CEO and other Directors, represent the Company to its major constituencies (shareholders, customers, employees, etc.)

•	Serve as ex officio member of Board committees for which he is not a formal member.